



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2013

Amy C. Seidel
Faegre Baker Daniels LLP
amy.seidel@faegrebd.com

Re: American Express Company

Dear Ms. Seidel:

This is in regard to your letter dated January 28, 2013 concerning the shareholder proposal submitted by Paul D. Maddock for inclusion in American Express' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that American Express therefore withdraws its December 20, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Paul D. Maddock
*** FISMA & OMB Memorandum M-07-16 ***

FaegreBD.com

FAEGRE BAKER DANIELS

USA ▾ UK ▾ CHINA

Amy C. Seidel
amy.seidel@FaegreBD.com
Direct +1 612 766 7769

Faegre Baker Daniels LLP
2200 Wells Fargo Center ▾ 90 South Seventh Street
Minneapolis ▾ Minnesota 55402-3901
Phone +1 612 766 7000
Fax +1 612 766 1600

January 28, 2013

BY E-MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: American Express Company – Withdrawal of No-Action Request with Respect to the Shareholder Proposal Submitted by Paul D. Maddock

Ladies and Gentlemen:

On December 20, 2012, we submitted a no-action request to the Staff of the Division of Corporation Finance (the "Staff") on behalf of American Express Company (the "Company") requesting that the Staff concur with the Company's view that, for the reasons stated in the request, the shareholder proposal and supporting statement (the "Proposal") filed by Paul D. Maddock (the "Proponent") may be omitted from the proxy materials for the Company's 2013 Annual Meeting of Shareholders.

The Company received notification from the Proponent on January 26, 2013 that he withdraws the Proposal. Based on the withdrawal of the Proposal by the Proponent, the Company is hereby withdrawing its no-action request. A copy of this letter is being provided to the Proponent. The withdrawal notification from the Proponent is attached as **Exhibit A.**

Please contact me at (612) 766-7769 if I can be of any further assistance in this matter.

Very truly yours,



Amy C. Seidel
Partner

Enclosure
cc: Carol V. Schwartz
Paul D. Maddock

dms.us.51456221.01

EXHIBIT A

From: Paul D Maddock*** FISMA & OMB Memorandum M-07-16 ***
Date: January 26, 2013, 12:21:21 PM EST
To: Carol Schwartz <carol.schwartz@aexp.com>
Subject: Requesting Withdraw of Shareholder Proposal from Paul Maddock

Ms. Schwartz,
Please relay to whom it may concern:

I am requesting withdraw of my Shareholder Proposal Regarding Affinity Relationship Disclosure for the upcoming shareholder meeting. Given the initial company response and current timing it seems prudent to pull the proposal for re-evaluation. The company has my concurrence on terminating the current SEC review.

This request is being made after a pre-discussion via email with Amex so I am assuming concurrence on this action.

Regards,
Paul Maddock

FaegreBD.com

FAEGRE BAKER DANIELS

USA • UK • CHINA

Amy C. Seidel
amy.seidel@FaegreBD.com
Direct +1 612 766 7769

Faegre Baker Daniels LLP
2200 Wells Fargo Center • 90 South Seventh Street
Minneapolis • Minnesota 55402-3901
Phone +1 612 766 7000
Fax +1 612 766 1600

December 20, 2012

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

BY E-MAIL

Re: American Express Company – Notice of Intent to Exclude from Proxy Materials Shareholder Proposal of Paul D. Maddock

Dear Ladies and Gentlemen:

This letter is submitted on behalf of American Express Company, a New York corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials") a shareholder proposal (the "Proposal") from Paul D. Maddock (the "Proponent"). The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (November 7, 2008), we have submitted this letter and its attachments via e-mail at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to exclude the Proposal from its 2013 Proxy Materials. We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

By copy of this letter to the Proponent, the Company reminds the Proponent of the requirements under Rule 14a-8(k) and *Staff Legal Bulletin 14D* that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, this serves to remind Mr. Maddock that if he elects to submit additional correspondence to the Commission with respect to the Proposal, he should submit a copy of that correspondence concurrently to the Company or the undersigned on behalf of the Company.

The Proposal

The Company received the Proposal on November 19, 2012. A full copy of the Proposal is attached hereto as Exhibit A. The Proposal's resolution reads as follows:

> RESOLVED:
> The shareholders of American Express ("Amex") hereby request that the Board of Directors amend future Annual Shareholder Reports to include a section listing affinity programs co-branded on Amex card products involving certain forms of partner issued scrip (e.g. miles or points). Said statement to include:
>
> 1. Listing of said programs and the associated co-branded card products.
> 2. Board statement of satisfaction on the value returned for purchases of the scrip for each affiliation listed.
> 3. Board statement of satisfaction for the net customer experience impact of the affinity program for Amex customers for each affiliation listed.
> 4. Summarization of any cross financial commitments with affinity programs mentioned in other sections of the Annual Reports.
>
> The section need not disclose any detail transaction amounts or other sensitive data per the discretion of the board. It need only provide assurance of the performance of the relationships.

Basis for Exclusion

The Company believes that the Proposal may be properly excluded from the 2013 Proxy Materials pursuant to Rule 14a-8 for the reasons set forth below:

The Proposal may be properly excluded under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

American Express issues charge and credit cards to consumers and businesses. American Express offers a variety of cards including cards issued under co-brand agreements with selected commercial firms. Co-brand relationships are marketing relationships that seek to combine the strengths of two brands. For a card issuer, the purpose of these arrangements is to generate high-spending, loyal cardholders by offering specific and exclusive benefits that appeal to particular subsets of consumers. Under a co-brand agreement, American Express Cardmembers earn rewards provided by the partners' respective loyalty programs based upon their spending on the co-brand cards, such as frequent flyer miles or hotel loyalty points. American Express makes payments to its co-brand partners based primarily on the amount of Cardmember spending and corresponding rewards earned on such spending and, under certain arrangements, on the number of accounts acquired and retained. Competition exists among card issuers and networks for co-brand card partnerships that will be attractive to customers and potential customers.

The Proposal calls for inclusion in the Company's annual report of a section on co-brand programs that would list each program and associated card products, summarize the financial commitments between the Company and the co-brand partner that are disclosed in other sections of the annual report, and include a statement that the Board of Directors is satisfied with the value returned for purchases of the corresponding rewards scrip and with the "net customer experience impact" to Company customers under such co-brand program.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's "ordinary business" operations. According to the Commission, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word; rather, the Commission understands "ordinary business" as being "rooted in the corporate law concept providing management with the flexibility in directing certain core matters involving the [c]ompany's business." *Exchange Act Release No. 34-40018* (May 21, 1998). More specifically, the "ordinary business" exception is designed "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Id.*

In defining the boundaries of Rule 14a-8(i)(7), the Commission has explained that the exclusion rests on two central considerations: first, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and second, the degree to which the proposal attempts to "micro-manage" a company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing *Exchange Act Release No. 34-12999* (November 22, 1976)).

When examining whether a proposal may be excluded under the Commission's "ordinary business" standard, the first step is to determine whether the proposal raises any significant social policy issue. If the proposal focuses on a "significant social policy issue," the proposal "generally would not be excludable, because the proposal[ ] would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *Id.* Conversely, a proposal that does not rise to the level of a "significant social policy issue," but rather focuses on those tasks that are integral to management's ability to run the day-to-day business of a company, may properly be excluded pursuant to Rule 14a-8(i)(7).

As stated above, the Staff has generally understood "significant social policy issues" to include those tasks that go beyond the day-to-day business matters of a company, and reach those issues that affect our society on a greater level. For instance, the Staff has held that the construction of a proposed nuclear power plant presents a significant social policy and thus may not be excluded under Rule 14a-8(i)(7). *See Exchange Act Release No. 34-12999* (November 22, 1976). "It seems apparent," according to the Commission, "that the economic and safety considerations attendant to nuclear power plants are of such magnitude that a determination whether to construct one is not an 'ordinary' business matter." *Id.* The Staff has further concluded that the following also qualify as significant social policy issues and thus permit their exemption under Rule 14a-8(i)(7): tobacco products (*see, e.g., R.J. Reynolds Tobacco Holdings, Inc.* (March 7, 2000)); genetically modified foods (*see, e.g., PepsiCo, Inc.* (January 24, 2000)); the manufacture of firearms (*see, e.g., Sturm, Ruger & Co.* (March 5, 2001)); the humane treatment of animals (*see, e.g., Bob Evans Farms, Inc.* (June 6, 2011)); the drilling of natural gas (*see, e.g., Chesapeake Energy Corporation* (April 13, 2010)); and global warming (*see, e.g., General Electric Co.* (January 17, 2006) and *ExxonMobil Corp.* (March 15, 2005)). Within the world of financial services, the Staff has recognized that certain services may reach the level of "significant social policy." For instance, the Staff declined to provide no-action relief in *Cash America International, Inc.* (February 13, 2008) for a proposal that concerned predatory lending practices by the company. What these matters have in common is that they have the capacity to affect society at large (in either a negative or a positive way), and do not merely address the day-to-day business decisions of a company. It cannot be convincingly argued that the Proposal relates to a significant policy issue that transcends day-to-day business matters, raising policy issues so significant as to be appropriate for a shareholder vote. The Company's co-brand relationships do not involve the "presence of widespread public debate." *See Exchange Act Release No. 34-40018* (May 21, 1998).

In contrast to the above examples, the Proposal relates to fundamental aspects of management's ability to run the Company on a day to day basis: namely, the Company's decisions on marketing strategy, the terms of specific marketing relationships and product development. Determining which co-brand partners to pursue and card products and services to offer, negotiating financial arrangements with the co-brand partner, and evaluating the Company's and its customers' satisfaction with these products are complex business matters directly related to the Company's ordinary business operations.

The Commission has held that management decisions relating to marketing are under the general umbrella of strategic business decisions that are excludable under Rule 14a-8(i)(7). For instance, in *Johnson & Johnson* (January 12, 2004), the Commission considered a proposal that sought a report on how the company "will respond to rising regulatory, legislative and public pressure to increase access to and affordability of needed prescription drugs." Johnson & Johnson argued that the proposal relates directly to how it makes "strategic decisions concerning its marketing efforts," which is a routine part of the company's "ordinary business." The Commission concurred, granting no-action relief on the basis that the proposal related to the Johnson & Johnson's "ordinary business operations (i.e., marketing and public relations)." *See also, e.g., WellPoint, Inc.* (February 25, 2011) (concurring with the company that a proposal seeking a report on how the company will respond to regulatory, legislative, and public pressures to ensure affordable health care coverage is excludable under Rule 14a-8(i)(7) as the proposal "implicate[s] the [c]ompany's oversight and management of its administrative costs, including marketing costs"); *Coca-Cola Co.* (January 21, 2009) (granting the company's no-action request concerning a proposal that related to the modification of the company's labels, packaging, and marketing materials because it related to the company's "ordinary business operations (i.e., marketing and consumer relations)"); *Int'l Business Machines Corp.* (December 22, 1997) (concurring with the exclusion of a proposal that sought the enactment of "a policy to give IBM a viable respectable position in the home and small office software market" as "ordinary business (i.e., product marketing)"). Analogous to the examples above, the Proposal questions the Company's strategic, ordinary business decisions that relate to its marketing relationships, the value proposition of particular marketing relationships, and whether to offer particular services or products to customers.

The Commission has also concurred with the exclusion of proposals that relate to companies' product offerings and the provision of services to customers. For example, in *Citigroup Inc.* (January 26, 2012), the proposal at issue sought the disclosure of the company's use of repurchase agreement transactions and securities lending transactions and the adoption of the use of transparent, multilateral trading facilities. Citigroup argued that the proposal infringed upon management's central function of overseeing the company's financial operations and business practices as each relates to the company's relationship with its clients and the services it provides. The Staff concurred, noting that "the proposal relates to the repurchase agreement investment program maintained by Citigroup as part of the financial services offered by the company." *See also, e.g., JPMorgan Chase & Co.* (March 12, 2010) (permitting the exclusion of a proposal addressing the company's provision of financing to certain companies because it concerned customer relations or the sale of particular services); *Bank of America Corp.* (February 27, 2008) (concurring with the omission of a proposal requesting a report disclosing the company's policies and practices regarding the issuance of credit cards because it related to "credit policies . . . and customer relations"); *Banc One Corp.* (February 25, 1993) (agreeing with the omission of a proposal requesting the adoption of procedures that would consider the effect on customers of credit application rejection). The Staff has gone so far as to expressly state that "[p]roposals concerning customer relations or the sale of particular services are generally excludable under rule 14a-8(i)(7)." *JPMorgan Chase & Co.* (March 12, 2010). As the Proposal concerns the Company's decisions whether to offer specific services (i.e., specific co-brand card products) to customers as well as the Company's evaluation of those customers' general experience with these products, it falls within the Staff's guidance set forth in *JPMorgan Chase & Co.* Even further, the Proponent appears to suggest in the Proposal's supporting statement that the Proposal is an "ordinary business" matter when he stated that the Company's affinity programs involving partner issued scrip is an activity that "involves significant and material financial impact *to Amex*" (emphasis added). The Proponent thus makes clear that the Proposal's subject matter concerns not a larger social issue, but an issue, though significant, that relates to the Company's business operations.

In addition, the Staff has consistently permitted the exclusion of proposals that seek to micro-manage certain decisions concerning the particular characteristics of a company's services or products it offers to its clients. For instance, in *Petsmart, Inc.* (April 14, 2006), the Staff concurred with the exclusion on ordinary business grounds of a proposal that requested that the company issue a report regarding the sale of pet birds, in which the company argued that "the ability to make such decisions [i.e., decisions regarding the sale of particular products and services] is fundamental to management's ability to control the operations of the company." *See also, e.g., H&R Block, Inc.* (August 1, 2006) (concurring with the exclusion on ordinary business grounds of a proposal requesting that the company cease its current practice of issuing high interest rate refund anticipation loans). The Proposal, much like the proposals just referenced, concerns the Company's ability to control the operations of the services it provides to its customers (i.e., its credit card services in the form of co-branded card products with co-brand partners of its choosing, such as Delta Airlines), and seeks then to micro-manage those services through the resolution the Proposal provides.

Based on the above, the Proposal does not rise to the level of being a "significant social policy issue" under Rule 14a-8(i)(7), but rather relates to the Company's strategic, marketing decisions, its credit card product offerings, and the products and services it provides to its customers. Accordingly, the Proposal is within the purview of Rule 14a-8(i)(7)'s exemption and may be excluded.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide any additional information and answer any questions regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer prior to the determination of the Staff's final position.

Please contact me at (612) 766-7769 if I can be of any further assistance in this matter.

Thank you for your consideration.

Best regards,

FAEGRE BAKER DANIELS LLP



Amy C. Seidel
Partner

Enclosures

dms.us.51226985.07

Exhibit A

From: Paul Maddock *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 19, 2012 3:02 PM
To: IR
Subject: Submission - Re: Shareholder proposal per phone conv Oct 17

Ms. Schwartz,
Per our previous conversations I'm submitting a shareholder Proposal with text to follow in this letter. I'm also submitting data from my broker - TD Ameritrade showing my oldest block of 100 shares purchased in May 2010 which should satisfy the time and value holding requirements for making a proposal. (Full disclosure - I hold another block of 100 shares in a separate account however those were purchased in 2012).

RESOLVED:
The shareholders of American Express ("Amex") hereby request that the Board of Directors amend future Annual Shareholder Reports to include a section listing affinity programs co-branded on Amex card products involving certain forms of partner issued scrip (e.g. miles or points). Said statement to include:
1. Listing of said programs and the associated co-branded card products.
2. Board statement of satisfaction on the value returned for purchases of the scrip for each affiliation listed.
3. Board statement of satisfaction for the net customer experience impact of the affinity program for Amex customers for each affiliation listed.
4. Summarization of any cross financial commitments with affinity programs mentioned in other sections of the Annual Reports.

The section need not disclose any detail transaction amounts or other sensitive data per the discretion of the board. It need only provide assurance of the performance of the relationships.

Supporting Statement:
American Express ("Amex") has engaged in a number of significant affinity programs involving partner issued scrip (e.g. Airline miles or Hotel Points) - issuing a number of co-branded card products. This activity involves significant and material financial impact to Amex. In the case of Delta Airlines Amex has an arrangement involving several hundred million dollars per previous year statements. The scrip these partners issue does not appear to be subject to any sort of open market - making its valuation relatively opaque.

Further still there may be cause for concern to the Amex customer experience. For the most part Amex issues a premium product with premium pricing and it able to do based on certain customer experience standing. This experience may not hold true for the co-branded partners. For example the Delta Airlines has been repeatedly rated below industry average on nationally published redemption availability surveys. Several of these programs have significantly altered the availability and/or redemption rates for the issued scrip.

In summary these affinity relationships raise concern for both material financial and customer experience impacts. It seems reasonable to request reassurance from the Board that these relationships are not causing Amex any harm - either to its finances or more importantly - its brand.

Please let me know if there are any questions.

Happy Holidays,
Paul Maddock

From: Paul D Maddock *** FISMA & OMB Memorandum M-07-16 ***
To: "ir@aexp.com" <ir@aexp.com>
Sent: Wednesday, October 17, 2012 4:01 PM
Subject: Shareholder proposal per phone conv Oct 17

Hello,
We just spoke on the phone about my query on the procedure for submitting a shareholder proposal.

My name is Paul David Maddock - I currently hold 200 shares between 2 brokerage accounts at TD Ameritrade. I've had some of the shares for over 2 years.

The proposal I would like to submit regards the governance of affinity programs used in relation to certain American Express cards. As you may be aware American Express (Amex) advanced Delta Airlines nearly $1 billion as it emerged from bankruptcy. Per notations on the 10K the transaction was essentially a prepayment for Delta Skymiles. Since that time Delta has made significant changes to the Skymiles program that impact the intrinsic value of this 'scrip'. Moreover Delta's program has been ranked second to last among airline programs in nationally published surveys for 3 years running. Clearly the customer experience is not up to Amex standards.

Other affinity programs (e.g. Hilton Hotels) are showing similar degradation albeit without the massive prepayment.

I fear these program relationships may constitute a threat to both Amex's customer experience and even its Financial integrity. As this situation has been allowed to carry on for years I believe it is necessary to establish explicitly defined levels of corporate governance and shareholder transparency regarding these relationships.

I therefore would like to craft a proposal for Board Consideration and a potential shareholder presentation and/or vote.

I ask for your input on the next step and overall procedure.

Regards,
Paul Maddock

*** FISMA & OMB Memorandum M-07-16 ***

Pages 13 through 15 redacted for the following reasons:

*** FISMA & OMB Memorandum M-07-16 ***